UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Rule 13d-2)

eTelecare Global Solutions, Inc.
(Name of Issuer)
Common Shares, PhP2.00 par value
(Title of Class of Securities)
29759R102
(CUSIP Number)
EGS Acquisition Co LLC c/o Providence Equity Partners, Inc. Raymond M. Mathieu 50 Kennedy Plaza, 18th Floor, Providence, Rhode Island 02903 (401) 751-0536
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 19, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29759R102	page 2 of 33

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). EGS Acquisition Co LLC (IRS Identification No.: 26-3388620)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 19,695,612 Shares (including both Common Shares and American Depositary Shares)*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,695,612 Shares *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable
13.	Percent of Class Represented by Amount in Row (11) 66.5%
14.	Type of Reporting Person (See Instructions) HC

* The Shares included in this Schedule 13D have not been purchased by the Reporting Person, but are subject to the terms of the Support Agreements (as described herein). However, the number of shares included on this Schedule 13D does include the 6,392,550 Shares owned by Ayala Corporation as separately described herein.

CUSIP No. 29759R102	page 3 of 33

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Providence Equity Partners VI International L.P. (IRS Identification No.: 20-8419018)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,695,612 Shares (including both Common Shares and American Depositary Shares)*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,695,612 Shares *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable
13.	Percent of Class Represented by Amount in Row (11) 66.5%
14.	Type of Reporting Person (See Instructions) HC

* The Shares included in this Schedule 13D have not been purchased by the Reporting Person, but are subject to the terms of the Support Agreements (as described herein). However, the number of shares included on this Schedule 13D does include the 6,392,550 Shares owned by Ayala Corporation as separately described herein.

CUSIP No. 29759R102	page 4 of 33

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Providence Equity GP VI International L.P. (IRS Identification No.:20-8418961)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,695,612 Shares (including both Common Shares and American Depositary Shares)*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,695,612 Shares *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable
13.	Percent of Class Represented by Amount in Row (11) 66.5%
14.	Type of Reporting Person (See Instructions) HC

* The Shares included in this Schedule 13D have not been purchased by the Reporting Person, but are subject to the terms of the Support Agreements (as described herein). However, the number of shares included on this Schedule 13D does include the 6,392,550 Shares owned by Ayala Corporation as separately described herein.

CUSIP No. 29759R102	page 5 of 33

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). PEP VI International Ltd. (IRS Identification No.: 20-8418823)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,695,612 Shares (including both Common Shares and American Depositary Shares)*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,695,612 Shares *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable
13.	Percent of Class Represented by Amount in Row (11) 66.5%
14.	Type of Reporting Person (See Instructions) HC (control person)

* The Shares included in this Schedule 13D have not been purchased by the Reporting Person, but are subject to the terms of the Support Agreements (as described herein). However, the number of shares included on this Schedule 13D does include the 6,392,550 Shares owned by Ayala Corporation as separately described herein.

CUSIP No. 29759R102	page 6 of 33

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ayala Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of the Philippines
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,695,612 Shares (including both Common Shares and American Depositary Shares)*
	9.	Sole Dispositive Power 6,392,550 Shares (including both Common Shares and American Depositary Shares)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,695,612 Shares *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable
13.	Percent of Class Represented by Amount in Row (11) 66.5%
14.	Type of Reporting Person (See Instructions) HC (Control Person)

* The number of shares included on this Schedule 13D includes the 6,392,550 Shares owned by Ayala Corporation as separately described herein and as previously reported on the Ayala Schedule 13D (as defined herein). Otherwise, the Shares included in this Schedule 13D have not been purchased by the Reporting Person, but are subject to the terms of the Support Agreements (as described herein).

General

This Schedule 13D is being filed jointly on behalf of Purchaser, Providence, Providence GP VI, Providence VI and Ayala (as defined herein, collectively, the “Reporting Persons”). Providence, Providence GP VI and Providence VI are referred to herein as the “Providence Reporting Persons.” The Reporting Persons are participants in the transactions described in Item 4 below. As a result of the matters described in Item 4 below, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934 (as may be amended, the “Exchange Act”). This Schedule 13D will be amended, or one or more additional statements on Schedule 13D will be filed, as necessary and appropriate to reflect the Shares, if any, owned by Providence, Providence GP VI, Providence VI, and Ayala. Ayala has previously filed a Schedule 13D/A on September 22, 2008 (as may be amended or modified, the “Ayala Schedule 13D”) with respect to the 6,392,550 Shares beneficially owned by Ayala, which are also included in the number of Shares reported as beneficially owned by the Reporting Persons in this Schedule 13D.

The information set forth in the Exhibits to this Schedule 13D is hereby expressly incorporated herein by reference, and the responses to each item of this Schedule 13D are qualified in their entirety by the provisions of such Exhibits.

Item 1. Security and Issuer

The class of equity securities to which this statement relates are the common shares, including those represented by American Depositary Shares (“ADSs”), of eTelecare Global Solutions, Inc., a corporation uly organized and existing under Philippine laws (the “Issuer”) with a par value of PhP2.00 per share (such shares together with the ADSs, the “Shares”). The principal executive offices of the Issuer are: 31st Floor CyberOne Building, Eastwood City, Cyberpark, Libis, Quezon City 1110 Philippines.

Item 2. Identity and Background

EGS Acquisition Co LLC (“Purchaser”) is a Delaware limited liability company with two members: (1) Providence Equity Partners VI International L.P., a Cayman Island partnership (“Providence VI”), whose sole general partner is Providence Equity GP VI International L.P., a Cayman Islands partnership (“Providence GP VI”), whose sole general partner in turn is PEP VI International Ltd., a Cayman Islands company (“Providence”) and (2) Newbridge International Investment Ltd., a British Virgin Islands company (“Newbridge”), which is in turn wholly owned by LiveIt Investments Limited, a British Virgin Islands company, which is in turn wholly owned by Azalea International Venture Partners Ltd., a British Virgin Islands company, which is in turn wholly owned by Ayala Corporation (“Ayala”). Purchaser was formed for the purpose of effecting the transactions described in Item 4 below.

This Schedule 13D is being filed jointly on behalf of the Reporting Persons (as defined above). The Reporting Persons are participants in the transaction described in Item 4 below. As a result of the matters described in Item 4 below, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act of 1934. Purchaser is a direct beneficial owner of the Shares as further described herein as a consequence of the proxy granted in favor of the Purchaser under the Support Agreements (as defined herein).

For purposes of disclosing the number of shares beneficially owned by each of the Providence Reporting Persons, Providence as the indirect general partner of Providence VI and general partner of Providence GP VI; Providence GP VI as the general partner of Providence VI; and Providence VI as a member of Purchaser may be deemed to beneficially own all Shares that are owned beneficially by Purchaser. However, each of Providence, Providence GP VI and Providence VI, along with the individuals on Exhibit A, disclaim beneficial ownership of the Shares owned by Purchaser. For purposes of disclosing the number of shares beneficially owned by Ayala, Ayala as the parent company of Newbridge and Newbridge as a member of Purchaser, may be deemed to beneficially own all shares that are owned beneficially by Purchaser. However, each of Ayala and Newbridge, along with the individuals on Exhibit A, disclaim beneficial ownership of the Shares owned by Purchaser, except for those shares directly owned by Newbridge.

The principal office of Purchaser, Providence, Providence GP VI and Providence VI is 50 Kennedy Plaza, 18th Floor, Providence, Rhode Island 02903.

The name, business address, present principal occupation or employment, principal business address and citizenship of each director and executive officer of Purchaser, Providence, Providence GP VI and Providence VI are set forth in the attached Exhibit A.

Providence VI’s principal business is the operation of an investment fund. Providence GP VI’s principal business is to serve as the general partner of Providence VI. Providence’s principal business is to serve as the general partner of Providence GP VI.

The principal office of Ayala is 34th Floor Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226. Please refer to the Ayala Schedule 13D for additional information regarding Ayala.

During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their respective officers and directors, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is attached hereto as Exhibit B.

Item 3. Source and Amount of Funds or Other Consideration

As described in the response set forth in Item 4, the Shares to which this Schedule 13D relate have not been purchased by the Reporting Persons, other than those Shares currently owned by Newbridge. In connection with the execution of the Acquisition Agreement (as defined herein), certain shareholders of the Issuer, including Newbridge, collectively the beneficial owners of approximately 66.5% of theoutstanding shares of the

Issuer,1 entered into support agreements for the benefit of Purchaser in connection with the Offer.

With respect to the Offer as defined and described in Item 4 below (which Item 4 is incorporated herein by reference), the Reporting Persons estimate that the amount of funds necessary to complete the Offer is approximately $290 million (which includes the funds necessary to acquire all outstanding Shares and acquire/cancel all stock options and restricted stock units of the Issuer) plus transaction expenses. As described in further detail in Item 4 below, it is anticipated that the funding for the Offer will be in the form of up to $150 million in cash to be contributed by Providence VI to Purchaser, pursuant to the Providence Equity Commitment Letter (as defined in Item 4 below), and up to $150 million in cash to be contributed by Newbridge to Purchaser pursuant to the Newbridge Equity Commitment Letter (as defined in Item 4 below).

It is anticipated that the funds to be contributed by Providence VI to Purchaser will be contributed to Providence VI pursuant to Providence VI’s capital commitments. It is anticipated that the funds to be contributed by Newbridge to Purchaser will be contributed to Newbridge indirectly from Ayala’s general corporate funds.

This summary of the Providence Equity Commitment Letter and the Newbridge Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Providence Equity Commitment Letter and the Newbridge Equity Commitment Letter which are attached as Exhibits D and E to this Schedule 13D and incorporated by reference in their entirety in to this Item 3.

Further, the information set forth in response to this Item 3 is qualified in its entirety by reference to the Acquisition Agreement (as defined in Item 4), the Newbridge Support Agreement (as defined in Item 4) and the Other Support Agreements (as defined in Item 4), which are incorporated herein by reference.

Item 4. Purpose of Transaction

Acquisition Agreement

On September 19, 2008, the Issuer and Purchaser entered into an Acquisition Agreement (the “Acquisition Agreement”). Under the terms of the Acquisition Agreement, Purchaser intends to commence a tender offer in the Philippines and the United States (the “Offer”), which may be amended from time to time in accordance with the terms of the Acquisition Agreement, to purchase all of the Issuer’s outstanding Shares, at a price per share in cash of $9.00 (the “Offer Price”). Subject to the terms of the Acquisition Agreement, it is anticipated that the Offer will commence on or before 25 business days after the public announcement of the entry into the Acquisition Agreement (which occurred on September 19, 2008).

_________________________

1  This percentage is based solely on shares currently issued and outstanding and owned by such shareholders and does not include any options and/or restricted stock units. Please see footnote 2.

Completion of the Offer is subject to various conditions, including that at least 66.67% of the issued and outstanding Shares (on a fully diluted basis) have been tendered into the Offer, U.S.antitrust approval having been obtained and other customary conditions. Upon the completion of the Offer, and subject to applicable law, it is contemplated that the ADSs will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and will be delisted from the Nasdaq Global Market and that the Issuer’s common shares will be delisted from the Philippines Stock Exchange, Inc. and deregistered pursuant to the Securities Regulation Code of the Philippines.

Equity Commitment Letters and Limited Guarantees

Concurrently with the execution of the Acquisition Agreement, Providence VI delivered to Purchaser an equity commitment letter (the “Providence Equity Commitment Letter”). Pursuant to the Providence Equity Commitment Letter, Providence VI will contribute or cause to be contributed to Purchaser up to $150 million in cash for the purpose of funding the Offer, any other amounts to be paid by Purchaser to any person on the acceptance date of the Offer and any other related expenses.

Concurrently with the execution of the Acquisition Agreement, Newbridge also entered into a similar equity commitment letter with Purchaser pursuant to which it will contribute or cause to be contributed to Purchaser up to $150 million in cash (the “Newbridge Equity Commitment Letter”). Please refer to the Ayala Schedule 13D for additional information regarding the Newbridge Equity Commitment Letter.

Concurrently with the execution of the Acquisition Agreement, Providence VI entered into a Limited Guarantee (the “Providence Limited Guarantee”) in favor of the Issuer. Pursuant to the terms of the Limited Guarantee, Providence VI has agreed to pay to the Issuer 50% of (i) Purchaser’s payment obligations to the Issuer in respect of the termination fee of $14.5 million under the terms of the Acquisition Agreement if and when due and (ii) Purchaser’s obligations for breach of the terms of the Acquisition Agreement; provided that Providence VI’s maximum liability under the Limited Guarantee shall not exceed $7.25 million in the aggregate. Newbridge also entered into a similar limited guarantee in favor of the Issuer (the “Newbridge Limited Guarantee”, together with the Providence Limited Guarantee, the “Limited Guarantees”). Please also refer to the Ayala Schedule 13D for additional information regarding the Newbridge Limited Guarantee.

Support Agreements

Concurrently with the execution of the Acquisition Agreement, Purchaser entered into a Support Agreement with Newbridge (the “Newbridge Support Agreement”) for the benefit of Purchaser. Pursuant to the Newbridge Support Agreement, Newbridge has agreed to tender its Shares into the Offer and not withdraw any of its Shares from the Offer. Newbridge has also agreed to vote its Shares (i) in favor of (A) any adoption of the Acquisition Agreement and approval of the transactions contemplated thereby, (B) any individuals nominated by Purchaser to be directors of the Issuer, and (C) any other matter necessary for the consummation of the transactions contemplated by the Acquisition Agreement and the Offer and (ii) against (A) any action or agreement that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Issuer in the Acquisition Agreement, (B) any extraordinary corporate transaction, (C) any agreement or other action that is intended to or could reasonably be expected to prevent, frustrate, impede, interfere with, delay, postpone or discourage the consummation of the Offer and (D) any amendment of any of the organizational documents of the Issuer or change in the voting rights of any class of its capital stock, and has granted an irrevocable proxy with respect to its Shares to Purchaser until the Acquisition Agreement is terminated in accordance with its terms or the Offer is terminated or withdrawn. Please also refer to the Ayala Schedule 13D for additional information regarding the Newbridge Support Agreement.

In addition to, and concurrent with the execution of the Acquisition Agreement and the Newbridge Support Agreement, Purchaser entered into Support Agreements (collectively, the “Other Support Agreements” and together with the Newbridge Support Agreement, the “Support Agreements”) with certain other holders of Shares (“Sellers”) for the benefit of Purchaser. Pursuant to the Other Support Agreements, Sellers have agreed to tender their Shares into the Offer and not withdraw any of its Shares from the Offer. Sellers have also agreed to vote their Shares (i) in favor of (A) any adoption of the Acquisition Agreement and approval of the transactions contemplated thereby and (B) any other matter necessary for the consummation of the transactions contemplated by the Acquisition Agreement and the Offer and (ii) against (A) any action or agreement that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Issuer in the Acquisition Agreement, (B) any extraordinary corporate transaction and (C) any amendment of any of the organizational documents of the Issuer or change in the voting rights of any class of its capital stock, and has granted an irrevocable proxy with respect to its Shares to Purchaser until the Acquisition Agreement is terminated in accordance with its terms. Further, Sellers have agreed to (x) cause any of their designees on Issuer’s board of directors (or any committee thereof) to resign to the extent necessary to enable Issuer to comply with the Acquisition Agreement and (y) agree to immediately cease and cause to be terminated any existing discussions with any parties with respect to any acquisition proposal and use their reasonable best efforts to obtain the return from all such persons, or cause the destruction of, all copies of confidential information previously provided to such persons. Each Seller further agreed to provide stop transfer instructions to the transfer agent for their Shares.

The persons who have entered into the Support Agreements, and their respective share ownership, is as follows:

Shareholder	Common Shares	ADS	Stock Options	RSUs	Total Shares
Rafael LI. Reyes	1,576	n/a	10,000	9,508	21,084
Gary J. Fernandes	9,353	n/a	40,990	43,651	93,994
Derek Holley	75,000	550,497	n/a	670,600	1,296,097
Integrated Telecom LLC	n/a	1,126,722	n/a	n/a	1,126,722
James and Michelle Franke Family Trust	n/a	1,006,151	n/a	n/a	1,006,151
A. Soriano Corporation	1,883,966	n/a	n/a	n/a	1,883,966
Philippine American Life and General Insurance Company	491,566	n/a	n/a	n/a	491,566

Crimson Asia Capital L.P.	2,181,044	n/a	n/a	n/a	2,181,044
Crimson Velocity Fund, L.P.	2,499,152	n/a	n/a	n/a	2,499,152
Crimson Investment LTD.	929,450	n/a	n/a	n/a	929,450
AIG Asian Opportunity Fund LP	1,966,266	491,566	n/a	n/a	2,457,832
John R. Harris	43,492	n/a	791,250	90,208	924,950
J. Michael Dodson	47,261	n/a	135,000	48,119	230,380
John Paul Ho	n/a	n/a	6,250	9,508	15,758
James W. Franke	n/a	n/a	670,600	n/a	670,600
Newbridge International Investment Ltd.	4,436,624	1,955,926	n/a	n/a	6,392,550

Interim Investors Agreement

In connection with the transactions contemplated by the Acquisition Agreement, Providence VI and Newbridge entered into an Interim Investors Agreement (the “Interim Investors Agreement”). The Investors Agreement governs the management of Purchaser until the completion of the Offer and certain other matters as between Providence VI and Newbridge. Upon the completion of the Offer, it is contemplated that Newbridge and Providence VI will enter into a customary shareholders’ agreement.

Other than as described above, the Reporting Persons do not have any current plans or proposals that relate to or would result in any of the actions set forth in items (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals and at any time the Offer and the transactions contemplated by the Acquisition Agreement could result in one or more of the actions set forth in items (a) through (j) of Item 4 of Schedule 13D, including the acquisition or disposition of additional Shares, a merger or other extraordinary transaction, a change to the present board of directors of the Issuer, a change to the present capitalization or dividend policy of the Issuer, the delisting of the Shares from the Philippine Stock Exchange, Inc. or the ADSs from the Nasdaq Global Market. The Reporting Persons are expected to take actions in furtherance of the Acquisition Agreement (including any amendment thereof) and the transactions contemplated thereby, including the Offer.

Standstill Agreement

In addition, as an inducement to the Issuer to enter into the Acquisition Agreement, Newbridge entered into a Standstill Agreement (the “Standstill Agreement”) with the Issuer, which would place certain restrictions on the actions of Newbridge and its affiliates in the event that the Acquisition Agreement is terminated and the Offer has not been completed. This summary of the Standstill Agreement does not purport to be complete and is qualified in its entirety by reference to the Standstill Agreement. Please refer to the Ayala Schedule 13D for additional information on the Standstill Agreement.

This summary of the Acquisition Agreement, the Providence Equity Commitment Letter, the Newbridge Equity Commitment Letter, the Limited Guarantees, the Support Agreements, and the Interim Investors Agreement does not purport to be complete and is qualified in its entirety by reference to the Acquisition Agreement, the Providence Equity Commitment Letter, the Newbridge Equity Commitment Letter, the Limited Guarantees, the Support Agreements, and the Interim Investors Agreement which are filed as Exhibits C through J to this Schedule 13D and incorporated by reference in their entirety in to this Item 4.

Item 5. Interest in Securities of the Issuer

(a) Purchaser, pursuant to the Support Agreements mentioned in Item 4 above, and for purposes of Rule 13d-3 promulgated under the Exchange Act, has voting power (as a consequence of the proxy granted in favor of Purchaser under the Support Agreements) over 19,695,612 Shares representing approximately 66.5% of the outstanding Shares of the Issuer as of September 11, 2008.2 As described in the response set forth above, the Shares to which this Schedule 13D relate have not been purchased by the Reporting Persons other than those Shares currently owned by Newbridge as to which Ayala has filed the Ayala Schedule 13D.

As a result of the matters described in Item 4 above, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act of 1934. Purchaser is a direct beneficial owner of the Shares as further described herein. The Reporting Persons may be deemed to beneficially own any Shares that may be beneficially owned by the Purchaser (as a consequence of the proxy granted in favor of the Purchaser under the Support Agreements). For purposes of disclosing the number of shares beneficially owned by each of the Providence Reporting Persons, Providence as the indirect general partner of Providence VI and general partner of Providence GP VI; Providence GP VI as the general partner of Providence VI; and Providence VI as a member of Purchaser may be deemed to beneficially own all Shares that are owned beneficially by Purchaser. However, each of Providence, Providence GP VI and Providence VI, along with the individuals on Exhibit A, disclaim beneficial ownership of the Shares owned by Purchaser. For purposes of disclosing the number of shares beneficially owned by Ayala, Ayala as the parent company of Newbridge and Newbridge as a member of Purchaser, may be deemed to beneficially own all shares that are owned beneficially by Purchaser. However, each of Ayala and Newbridge, along with the individuals on Exhibit A, disclaim beneficial ownership of the Shares owned by Purchaser, except for those shares directly owned by Newbridge.

Except as set forth in this Item 5(a), none of Providence, Providence GP VI or Providence VI, and, to the best of its knowledge, any persons named in Exhibit A hereto, directly owns any Shares. Please refer to the Ayala Schedule 13D for additional information regarding the ownership of Shares by Ayala and Newbridge.

_________________________

2     This percentage only includes current outstanding Shares, and does not include those Shares represented by options or restricted stock units granted to certain parties subject to the Support Agreements. The Shares covered by such options and restricted stock units would become subject to the Support Agreements upon exercise by the holder thereof. In the event such options and restricted stock units were included, along with all other outstanding stock options and restricted stock units issued by the Issuer, the number of Shares over which the Reporting Persons would have voting power would be 22,221,296 and the percentage reported would be approximately 63.8% on a fully-diluted basis.

The ownership percentages appearing on the cover pages have been calculated based on a total of 29,632,114 Shares outstanding, which is the number of Shares outstanding on September 11, 2008, as represented and warranted by the Issuer pursuant to the terms of the Acquisition Agreement.

(b)  The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement on Schedule 13D are incorporated herein by reference. Please refer to the Ayala Schedule 13D for additional information regarding the ownership of Shares by Ayala.

(c) Except as described herein, neither the Reporting Persons, nor, to the Reporting Persons’ best knowledge, the persons listed on Exhibit A have effected any transactions in the Shares of the Issuer in the past 60 days.

(d)	Not applicable.
(e)	Not applicable.

The information in Exhibit A is incorporated by reference to this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Each of the Acquisition Agreement, the Providence Equity Commitment Letter, the Newbridge Equity Commitment Letter, the Newbridge Support Agreement, the Other Support Agreements, the Interim Investor Agreement, and the Limited Guarantees (each of which is defined and described in Item 4, which definitions and descriptions are incorporated herein by reference) are filed as exhibits hereto and are incorporated by reference in their entirety into this Item 6.

Except as described in this Item 6, and in the Ayala Schedule 13D, to the best knowledge of Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits

Exhibit	Description	Location
Exhibit A	Officers and Directors	Filed herewith.
Exhibit B	Joint Filing Agreement	Filed herewith.
Exhibit C	Acquisition Agreement by and between eTelecare Global Solutions, Inc. and EGS Acquisition Co LLC, dated September 19, 2008.	Incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed September 23, 2008.

Exhibit D	Equity Commitment Letter of Providence Equity Partners VI International L.P., dated September 19, 2008.	Filed herewith.
Exhibit E	Equity Commitment Letter of Newbridge International Investment Ltd., dated September 19, 2008.	Incorporated by reference to Exhibit 7.02 of the Ayala Schedule 13D/A filed September 22, 2008.
Exhibit F	Support Agreement by and between EGS Acquisition Co LLC and Newbridge International Investment Ltd., dated September 19, 2008.	Incorporated by reference to Exhibit 7.03 of the Ayala Schedule 13D/A filed September 22, 2008.
Exhibit G	Form of Support Agreement entered into by and between EGS Acquisition Co LLC and each of the Sellers.	Incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K filed September 23, 2008.
Exhibit H	Interim Investors Agreement between Newbridge International Investment Ltd. and Providence Equity Partners VI International L.P., dated September 19, 2008.	Incorporated by reference to Exhibit 7.04 of the Ayala Schedule 13D/A filed September 22, 2008.
Exhibit I	Limited Guarantee by Providence Equity Partners VI International L.P. in favor of eTelecare Global Solutions, Inc, dated September 19, 2008.	Filed herewith.
Exhibit J	Limited Guarantee by Newbridge International Investment Ltd. in favor of eTelecare Global Solutions, Inc, dated September 19, 2008.	Incorporated by reference to Exhibit 7.05 of the Ayala Schedule 13D/A filed September 22, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 29, 2008

EGS ACQUISITION CO LLC
/s/ R. Davis Noell
Name: R. Davis Noell
Title: Vice President
/s/ Alfredo I. Ayala
Name: Alfredo I. Ayala
Title: Co-President

[Signature Page to 13D]

AYALA CORPORATION
/s/ Solomon M. Hermosura
Name: Solomon M. Hermosura
Title: Managing Director

[Signature Page to 13D]

PROVIDENCE EQUITY PARTNERS VI INTERNATIONAL L.P.
By: Providence Equity GP VI International L.P., its sole general partner By: PEP VI International Ltd., its sole general partner
/s/ Raymond M. Mathieu
Name: Raymond M. Mathieu Title: Treasurer and Secretary

[Signature Page to 13D]

PROVIDENCE EQUITY GP VI INTERNATIONAL L.P.
By: PEP VI International Ltd., its sole general partner
/s/ Raymond M. Mathieu
Name: Raymond M. Mathieu Title: Treasurer and Secretary

[Signature Page to 13D]

PEP VI INTERNATIONAL LTD.
/s/ Raymond M. Mathieu
Name: Raymond M. Mathieu
Title: Treasurer and Secretary

[Signature Page to 13D]

Exhibit A

MANAGERS AND EXECUTIVE OFFICERS OF

EGS ACQUISITION CO LLC

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Purchaser are set forth below.

Name	Employer & Business Address	Occupation/Position	Citizenship
Julie Richardson	EGS Acquisition Co LLC c/o Providence Equity L.L.C. 390 Park Avenue, 4th Floor New York, NY 10022	Manager; Co-President of Purchaser	US
Alfredo I. Ayala	EGS Acquisition Co LLC c/o Ayala Corporation 32/F Tower One Exchange Plaza Ayala Avenue Makati City, Philippines 1226	Manager; Co-President of Purchaser	Filipino
Christopher Halpin	EGS Acquisition Co LLC c/o Providence Equity L.L.C. 390 Park Avenue, 4th Floor New York, NY 10022	Vice President of Purchaser	US
R. Davis Noell	EGS Acquisition Co LLC c/o Providence Equity L.L.C. 390 Park Avenue, 4th Floor New York, NY 10022	Vice President of Purchaser	US
Thura Ko	EGS Acquisition Co LLC c/o Providence Equity Asia Limited 18th Floor, York House The Landmark 15 Queen’s Road Central Hong Kong	Vice President of Purchaser	United Kingdom
Solomon M. Hermosura	EGS Acquisition Co LLC c/o Ayala Corporation 33/F Tower One Exchange Plaza Ayala Avenue Makati City, Philippines 1226	Vice President of Purchaser	Filipino
Ginaflor C. Oris	EGS Acquisition Co LLC c/o Ayala Corporation 32/F Tower One Exchange Plaza Ayala Avenue Makati City, Philippines 1226	Vice President of Purchaser	Filipino

Renato O. Marzan	EGS Acquisition Co LLC c/o Ayala Corporation 32/F Tower One Exchange Plaza Ayala Avenue Makati City, Philippines 1226	Vice President of Purchaser	Filipino

DIRECTORS AND EXECUTIVE OFFICERS OF

PEP VI INTERNATIONAL LTD.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Providence are set forth below.

Name	Employer & Business Address	Occupation/Position	Citizenship
Jonathan M. Nelson	Providence Equity Partners Inc. 50 Kennedy Plaza, Providence Rhode Island, 02903	Director; President and Chief Executive Officer of Providence	US
Glenn M. Creamer	Providence Equity Partners Inc. 50 Kennedy Plaza, Providence Rhode Island, 02903	Director; Managing Director, Executive Vice President of Providence	US
Paul J. Salem	Providence Equity Partners Inc. 50 Kennedy Plaza, Providence Rhode Island, 02903	Director; Managing Director, Executive Vice President of Providence	US
Raymond M. Mathieu	Providence Equity Partners Inc. 50 Kennedy Plaza, Providence Rhode Island, 02903	Chief Financial Officer, Treasurer and Secretary of Providence	US

DIRECTORS AND EXECUTIVE OFFICERS OF

PROVIDENCE EQUITY PARTNERS VI INTERNATIONAL L.P.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Providence VI are set forth below.

Name	Employer & Business Address	Occupation/Position	Citizenship
N/A – Please see those for Providence

DIRECTORS AND EXECUTIVE OFFICERS OF

PROVIDENCE EQUITY GP VI INTERNATIONAL L.P.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Providence GP VI are set forth below.

Name	Employer & Business Address	Occupation/Position	Citizenship
N/A – Please see those for Providence

DIRECTORS AND EXECUTIVE OFFICERSOF

AYALA CORPORATION

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Ayala Corporation are set forth below.

Name	Employer & Business Address	Occupation/Position	Citizenship
Jaime Augusto Zobel de Ayala II	Ayala Corporation 34/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Director; Chairman and CEO of Ayala Corporation	Filipino
Fernando Zobel de Ayala	Ayala Corporation 34/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Director; President and COO of Ayala Corporation	Filipino
Mercedita S. Nolledo	Ayala Corporation 34/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Director; Senior Managing Director; Senior Counsel & Corporate Secretary of Ayala Corporation	Filipino
Delfin L. Lazaro	Ayala Corporation 34/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Director of Ayala Corporation; Chief Executive Officer of AC Capital	Filipino
Xavier P. Loinaz	c/o Bank of the Philippine Islands 19/F BPI Head Office Ayala Avenue corner Paseo de Roxas, Makati City, Philippines 1226	Director of Ayala Corportation; Director of Bank of the Philippine Islands; Director of Globe Telecom Inc.	Filipino
Meneleo J. Carlos, Jr.	c/o RI Chemical Corporation E. Rodriguez Ave., Bgy. Bagong Ilog, Pasig City, Philippines	Director; Chairman and President of RI Chemical Corporation; President of Resins, Inc.; President of Riverbanks Development Corporation; Director of Integrated Micro-electronics, Inc.,	Filipino
Toshifumi Inami	c/o Mitsubishi Corporation 52/F PBCom Tower VA Rufino St., Makati City, Philippines	Director; General Manager of Mitsubishi Corporation-Manila Branch; Senior Vice President of Mitsubishi Corporation-Tokyo, Japan	Japanese
Rufino Luis T. Manotok	Ayala Corporation 34/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Senior Managing Director; Corporate Information Officer; Chief Finance Officer of Ayala Corporation	Filipino
Ramon G. Opulencia	Ayala Corporation 33/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Managing Director; Treasurer of Ayala Corporation	Filipino
Renato O. Marzan	Ayala Corporation 33/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Managing Director; General Counsel; Asst. Corporate Secretary; Compliance Officer of Ayala Corporation	Filipino
John Philip S. Orbeta	Ayala Corporation 32/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Managing Director of Ayala Corporation	Filipino

DIRECTORS AND EXECUTIVE OFFICERS OF

AZALEA INTERNATIONAL VENTURE PARTNERS LTD.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Azalea International Venture Partners Ltd. (“Azalea”) are set forth below.

Name	Employer & Business Address	Occupation/ Position	Citizenship
Delfin L. Lazaro	c/o Ayala Corporation 34/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Director; Chief Executive Officer of AC Capital	Filipino
Ricardo N. Jacinto	c/o Ayala Corporation 32/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Director; Managing Director of Ayala Corporation	Filipino
Gerardo C. Ablaza, Jr.	c/o Globe Telecom 5/F Globe Telecom Plaza Pioneer cor Madison Sts. Mandaluyong City, Philippines	Director; President of Globe Telecom Inc.; Senior Managing Director of Ayala Corporation	Filipino
Rufino Luis T. Manotok	c/o Ayala Corporation 34/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Director; Senior Managing Director Corporate Information Officer; Chief Finance Officer of Ayala Corporation	Filipino
Charles C. Cosgrove	c/o Ayala International Raffles City Tower #320-03 A Singapore	Director; Senior Managing Director of Ayala Corporation; CEO of AG Holdings, Ltd	US

DIRECTORS AND EXECUTIVE OFFICERS OF

LIVEIT INVESTMENTS LIMITED

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of LiveIt Investments Limited (“LiveIt”)are set forth below.

Name	Employer & Business Address	Occupation/ Position	Citizenship
Alfredo I. Ayala	c/o Ayala Corporation 32/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Director; Managing Director of Ayala Corporation	Filipino
Renato O. Marzan	c/o Ayala Corporation 33/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Director; Managing Director, General Counsel, Asst. Corporate Secretary & Compliance Officer of Ayala Corporation	Filipino

DIRECTORS AND EXECUTIVE OFFICERS OF

NEWBRIDGE INTERNATIONAL INVESTMENT LTD.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Newbridge International Investment Ltd. are set forth below.

Name	Employer & Business Address	Occupation/ Position	Citizenship
Alfredo I. Ayala	c/o Ayala Corporation 32/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Director; Managing Director of Ayala Corporation	Filipino
Renato O. Marzan	c/o Ayala Corporation 33/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Director; Managing Director, General Counsel, Asst. Corporate Secretary & Compliance Officer of Ayala Corporation	Filipino

Exhibit B

AGREEMENT AS TO JOINT FILING OF SCHEDULE 13D

Dated September 29, 2008

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

September 29, 2008

EGS ACQUISITION CO LLC
/s/ R. Davis Noell
Name: R. Davis Noell
Title: Vice President
/s/ Alfredo I. Ayala
Name: Alfredo I. Ayala
Title: Co-President

[Joint Filing Agreement]

AYALA CORPORATION
/s/ Solomon M. Hermosura
Name: Solomon M. Hermosura
Title: Managing Director

[Joint Filing Agreement]

PROVIDENCE EQUITY PARTNERS VI INTERNATIONAL L.P.
By: Providence Equity GP VI International L.P., its sole general partner By: PEP VI International Ltd., its sole general partner
/s/ Raymond M. Mathieu
Name: Raymond M. Mathieu Title: Treasurer and Secretary

[Joint Filing Agreement]

PROVIDENCE EQUITY GP VI INTERNATIONAL L.P.
By: PEP VI International Ltd., its sole general partner
/s/ Raymond M. Mathieu
Name: Raymond M. Mathieu Title: Treasurer and Secretary

[Joint Filing Agreement]

PEP VI INTERNATIONAL LTD.
/s/ Raymond M. Mathieu
Name: Raymond M. Mathieu Title: Treasurer and Secretary

[Joint Filing Agreement]